

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2022

Man Chung Chan
Chief Executive Officer
Bonanza Goldfields Corp.
37/F, Singapore Land Tower
50 Raffles Place
Singapore 048623

> **Re: Bonanza Goldfields Corp.**
> **Amendment No. 3 to Registration Statement on Form 10-12G**
> **Filed February 7, 2022**
> **File No. 000-53612**

Dear Mr. Chan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form 10-12G

Howey Analysis, page 5

1. We note your response to comment 3 and reissue this comment. In this regard, it is not clear to us why calling the tokens NFTs, even with the 'h-' qualifier, is appropriate given the tokens appear to be fungible. We note that the embedded license and access right, while additional features of the token, appear to be fungible as well. Please revise to remove this term or explain to us why using this term is appropriate.

2. We note your response to comment 4 and have the following comments:

    • Please describe in greater detail how the marketplace will operate, including your role in its operation;
    • Please expand your investment contract analysis to address your operation of the

marketplace. *See Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc*., 756 F.2d 230 (2d Cir. 1985);

- Your analysis is limited to whether the digital assets may be investment contracts under Section 2(a)(1) of the Securities Act and does not address the other enumerated types of securities identified in Section 2(a)(1). Please expand your analysis to address these other enumerated types of securities; and
- In responding to this comment, please remove the Section 2(a)(1) analysis from the filing and instead provide it to us supplementally.

3.   We note the statement on page 6 that you "intend to provide NFT solutions to third parties." Please describe the solutions/services you intend to provide in greater detail.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jenny Chen-Drake, Esq.